Q2 FY2022 Earnings Presentation VEDANTA LIMITED INVESTOR PRESENTATION 29th Oct 2021 Exhibit 99.5

Cautionary Statement and Disclaimer The views expressed here may contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness, reasonableness or reliability of this information. Any forward-looking information in this presentation including, without limitation, any tables, charts and/or graphs, has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by Vedanta Resources plc and Vedanta Limited and any of their subsidiaries. Past performance of Vedanta Resources plc and Vedanta Limited and any of their subsidiaries cannot be relied upon as a guide to future performance. This presentation contains 'forward-looking statements' – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as 'expects,' 'anticipates,' 'intends,' 'plans,' 'believes,' 'seeks,' or 'will.' Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a environmental, climatic, natural, political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. We caution you that reliance on any forward-looking statement involves risk and uncertainties, and that, although we believe that the assumption on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statement based on those assumptions could be materially incorrect. This presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities in Vedanta Resources plc and Vedanta Limited and any of their subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision.

Contents Section Presenter Page Q2 FY22 Review & Business Update Sunil Duggal, CEO 4 Financial Update Ajay Goel, Acting CFO 22 Appendix 29

Q2 FY2022 Review and Business Update Sunil Duggal Group CEO & Chief Safety Officer VEDANTA LIMITED INVESTOR PRESENTATION Q2 FY2022

Strong Growth Momentum Continues ESG Operational Performance Financial Performance Shareholder Return Commit towards becoming net zero carbon by 2050 Embedding ESG to make Vedanta truly future-ready Steady volume performance across business segments Sustained margins on strong commodity prices Highest Revenue and EBITDA for Q2 and H1 Robust Balance sheet and liquidity position Interim Dividend paid Rs 6,855 crore ( 18.5/share) Good track record of rewarding shareholders

Uniquely Positioned To Deliver Sustainable Value Delivering growth by capacity expansion Contributing to a sustainable development World-Class Natural Resources Powerhouse Competitive position in Indian and Global market Diverse portfolio, strong exposure to right commodities – Al, Zinc, Silver, Oil & Gas Tier-1 low-cost assets with margin stability through commodity cycle Strong management team with track record of delivering growth Long-life assets with exploration upside Well-placed to benefit from growing Indian economy, favorable regulatory environment Natural benefit from large market size and supply-demand gap Production ramp-up across all businesses Unlock operating efficiencies through technology and digitalization Turnaround performance of acquisition assets Net-carbon zero by 2050; reduce 25% carbon emissions by 2030 Net water positive by 2030 Channeling innovation for a greener business model Uplifting lives of people where we work and beyond Contributed ~ 21,607 crore to exchequer in H1 FY22

Themes Resulting into rating improvement in last few years RE adoption across BUs (40 MW solar & 273 MW Wind at HZL) Renewable Energy Fleet Electrification MoU signed up with Normet, Epiroc at HZL ESL adopted EVs for local transportation Water Positivity HZL already certified water positive Waste Management 94% recycling for high volume-low toxicity waste; MoUs to improve waste utilization: TERI, NCBM, IIT Roorkee, IRC, etc Employee diversity 11.3% gender diversity ratio; Multiple recruitment, retention, wellness programs for women employees Community Welfare 42 Mn lives positively impacted via: Nand Ghar and CSR programs Actions already taken Multiple Initiatives to Improve ESG Performance Over the Years

Multi-dimensional Approach to Redefine ESG Strategy Partnered with world’s leading companies to develop a robust roadmap to be a Global leader in ESG space Mentored by Mr. Kuldeep Kaura on ESG Onboarded Dr Raj Aseervatham and Mr. Peter Sinclair as ESG experts Tapping Global Expertise in Vedanta’s DNA 1 Dedicated ESG Structure 2 Established Board level ESG Committee. Implemented uniform ESG governance structure – across the organization. Established dedicated forums for regular management oversight at all levels ESG-themed communities at each BU and SBU to own projects and drive timely implementation World’s first ESG Academy for in-house competency creation of top 100 leaders Vedanta sustainability venture fund to support and harness external innovation New ‘green’ business build strategy to leverage attractive adjacencies like green metals, renewables, green hydrogen, recycling etc. ESG Centre of Excellence for regular monitoring and continuous improvement World-class Enablers 3

Redefining our ESG Strategy Commitments & targets Pillars 3 2 1 Transforming for good ESG Purpose Transforming Communities Transforming the Planet Transforming the Workplace Aim 1. Keep community welfare at the core of business decisions. Aim 2. Empowering over 2.5 million families with enhanced skillsets Aim 3. Uplifting over 100 million women and children through Education, Nutrition, Healthcare and welfare Aim 4. Net-carbon neutrality by 2050 or sooner. Aim 5. Achieving net water positivity by 2030 Aim 6. Innovating for a greener business model Aim 7. Prioritizing safety and health of all employees Aim 8. Promote gender parity, diversity and inclusivity Aim 9. Adhere to global business standards of corporate governance

Our 10 Commitments – On Net Zero we Commit to Net Zero Carbon by 2050 or sooner Use 2.5 GW of Round-The-Clock RE and reduce absolute emissions by 25% by 2030 from 2021 baseline Pledge US$ 5b over the next 10 years to accelerate transition to Net-Zero No additional coal-based thermal power and coal-based power only till end of power plants life Decarbonize 100% of our Light Motor Vehicle (LMV) fleet by 2030 and 75% of our mining fleet by 2035 Commit to accelerate adoption of hydrogen as fuel & seek to diversify to H2 fuel or related businesses Ensure all our businesses account for their Scope 3 emissions by 2025 Work with long-term tier-1 suppliers to submit their GHG reduction strategies by 2025 and align with our commitments by 2030 Disclose our performance in alignment with TCFD requirements Help communities adapt to the impacts of climate change through our social impact/CSR programs 2 3 4 5 6 7 8 9 10

Heading Towards – Zero Harm, Zero Waste, Zero Discharge

Safety Update	
Q2 Fatality	▪ 3 fatalities at ESL Steel
Leadership in Safety	▪ CEOs are driving critical risks across Vedanta. ▪ Expert for Critical Risk Management implementation with prior experience in ICMM member companies will be onboarded. ▪ SMRITI initiative by CEOs to revisit the learnings of incidents on the Fatality Anniversary.
Digitalization	▪ Camera Based Surveillance (Detect Technology) ▪ Safety Alert Online Tracker ▪ Digitalization of Safety Standards
People & Business partner management	▪ Cross Business audit to improve on-ground implementation of VSS. ▪ Du Pont Engagement for improving the Safety Culture

Environment Update	
Tailings	▪ Digitalization of tailing dam at HZL & VZI completed and in progress at Aluminum ▪ Second assurance of tailing dams completed ATC William
Training	▪ Community of Practice for water created
Certification and awards	▪ Vedanta Ranked 8th (Overall) ET-Futurescape Sustainability Index Report 2021 ▪ Vedanta has won the coveted "Leadership in Waste Management Award" at ESG India Leadership Award 2021
Carbon	▪ Risk assessment in progress, while Vedanta aims to develop a net zero roadmap



Fatality
9
7
8
5
FY19
FY20
FY21
H1 FY22



TRIFR
1.2
1.6
1.5
1.4
FY19
FY20
FY21
H1 FY22



Water Consumed & Recycled (mn m³)
243
67
250
71
270
83
144
42
FY19
FY20
FY21
H1 FY22
Consumed
Recycled



Waste Recycling (mMT)
(High Volume Low Toxicity)
14
13
15
13
18
17
10
8
FY19
FY20
FY21
H1 FY22
Generation
Recycled

VEDANTA LIMITED – Q2 FY2022 INVESTOR PRESENTATION 11

Aluminium: Success Continues; Growing Value in Dynamic World Highest Ever Aluminium Production Alumina Production & COP Aluminium production includes trial run Best-ever quarterly aluminium production up 21% y-o-y and 4% q-o-q in line with pots ramp-up plan Best ever H1 aluminium production up 19% CoP at Q2 and H1 impacted by higher input commodity prices and power cost Highest ever quarterly production, up 11% y-o-y and 6% q-o-q H1 production up 6% due to operational efficiencies, continues to operate at 2Mtpa run rate Lanjigarh Expansion: EC received for 6 Mnt , site progress on track

Jharsuguda Line 6 ramp-up 100% JSG Ramp-up 414+ kt smelter at BALCO Increase VAP Capacity to 91% at BALCO Coal Block Operationalization Step towards Vertical Integration Lanjigarh expansion by Q1 FY23 (EC received 6Mnt) Lanjigarh Debottlenecking (Projects on track) Aluminium: Well-Poised to be among Global Leaders Steps towards Vertical Integration COP Reduction potential ~$150–200 /t Volume expansion subject to requisite approvals

Mined metal Production (kt) Metal Production and COP Key Highlights: Record-High# Q2 and H1 mined metal Production - higher ore treatment and improved recovery Metal Production in Q2* down due to planned maintenance shutdown; up 2% in H1 Silver Production in Q2 and H1 in line with lead production Higher CoP in Q2 and H1 due to higher input commodity prices and mine development, partly offset by operational efficiencies Environmental Authorizations (EA) for expansion of Zawar mines from 4.8 Mtpa to 6.5 Mtpa granted Key Levers of H2 Performance: Smelters ready to operate at full capacity post maintenance shutdown Technology assisted mine plans to improve grades Improve Equipment reliability # Since UG transition * Impact due to Roaster shutdown: 25kt Zinc India: Strong Foundation Driving Growth Silver Production (tonnes)

Zinc International: Gamsberg Positioning for Long Term Value Creation

Consistently Achieving Better than Design Throughput



684
501
782
522
817
532
833
526
Design
Q4 FY21
Q1 FY22
Q2 FY22
Crusher Throughput (tph)
Mill Throughput (tph)

Stable Operational Performance



1,246
1,299
1,379
1,280
1,335
35
46
39
60
85
Q2 FY21
Q1 FY22
Q2 FY22
H1 FY21
H1 FY22
MIC Production (kt)
COP $/t

Key Highlights:

- **Highest excavation at Gamsberg in Q2** (5.9Mt per month), post successful onboarding of business partner in Q1
- Q2 Production up 10% y-o-y and down 17% q-o-q due to plant equipment failure
- Higher CoP in Q2 due to lower MIC volume and in H1 due to higher mining volumes and ex rate appreciation

Key Levers of Q3 Performance:

- 3 Major projects completion in October to ensure plant capacity ramp-up and improved mill reliability
- 4 other A-class initiatives for:
  - Enhancing recovery by ~3%
  - MIC improvement by ~2kt per month

VEDANTA LIMITED – Q2 FY2022 INVESTOR PRESENTATION 15

Oil & Gas: Stable Operations, Focus on Delivery of Growth Projects

Operations

- **Production:** Maintained at Q4 FY21 levels of 165 kboepd in H1 FY22
- **Opex**: Operating cost at $9.1/boe in Q2 FY22 vs $8.4/boe in Q1 FY22, primarily due to increase in polymer prices & consumption

Gross Production (kboepd)


165
165
165
162
165
Q2 FY21
Q1 FY22
Q2 FY22
H1 FY21
H1 FY22

Development Projects

- **Mangala Wells** : 3 new wells drilled & complete, 7 new wells put on production
- **Infill Drilling to start in Q3 FY22:**

Project	No of Wells	EUR (mmboe)
Tight Oil- ABH	5	2.9
Tight Gas- RDG	27	17.3
Satellite Field- NI	3	1.4
Offshore- Cambay	4	10.5

Exploration Projects

- **OALP:** 15-Wells drilling program ongoing across basins. 6 Wells drilled till date
  - **RJ:** Extended Well testing Operations ongoing for KW-2
  - **Cambay: Discovery notified (Jaya-1).** Early production evaluations ongoing

VEDANTA LIMITED – Q2 FY2022 INVESTOR PRESENTATION 16

Oil & Gas: Key Projects For Production Growth In Mid To Long Term Modularized approach for accelerated volumes Pilot in Bhagyam & Aishwariya Full field implementation Portfolio prioritization Investment partnerships Exploration drilling & early monetization Partners engaged on studies Pilot program under planning ASP Exploration (OALP + PSC) >300 mmboe1 300 mmboe3 600 mmboe2 Shale 1 - Contingent Resource (across MBA) to be developed 2 - Potential, Target Prospective Resource (PR) 3 - Potential Prospective Resource (PR) to be established

Iron ore: Continued Performance Growth Trajectory Highest Ever six months production at Karnataka Production (Mnt) Key Highlights Q2: Record Hot metal production at VAB through productivity improvement initiatives VAB Margin up 50% y-o-y and down 32% q-o-q due to higher coking coal and Iron ore prices Key Highlights H1: Highest Hot Metal production at VAB through productivity improvement initiatives VAB achieved 2.4x jump in margins in H1 FY22 Sesa Coke – Vazare (Maharashtra) has achieved Highest H1 production of 51kt Commercial production started in Sesa-Coke Gujarat; ramp up to full capacity by early Q4 FY22 Record Performance at VAB

ESL Steel: Towards Long Term Organic Growth Key Highlights Q2: Hot Metal production up 11% y-o-y and 1% q-o-q Saleable Production up 12% y-o-y and 1% q-o-q through improvement of furnaces post shutdown in Q2 FY22 Margin down 66% y-o-y and 72% q-o-q due to plant shutdown and higher commodity prices Key Levers of H2 Performance: Won 2 iron ore mines in Odisha which increases the raw material security and price stability Improvement in operational efficiencies at sinter, coke oven and blast furnaces post maintenance shutdown in Q2 Key Highlights H1: Saleable Production up 10% through improvement of furnaces Margin up 5% Consistent Performance Hot Metal capacity expansion project: BF#3 debottlenecking is planned in Dec’21

FACOR: Delivering Stronger Growth

Strong Performance Continues



655
424
48
17
18
19
537
32
38
56
Q2 FY21
Q1 FY22
Q2 FY22
H1 FY21
H1 FY22
Fe Crome Production (kt)
Margin ($/t)

Ore Production (kt)



11
123
24
49
147
Q2 FY21
Q1 FY22
Q2 FY22
H1 FY21
H1 FY22

Key Highlights Q2:

- **Achieved highest quarterly Fe Chrome production;** plant productivity enhancement by ~10%
- **Highest quarterly EBITDA margin** ~14x y-o-y and 54% q-o-q supported by increase in NSR
- Ore production up 119% y-o-y through continuous operations of both the mines and down 81% q-o-q due to monsoon

Key Highlights H1:

- Fe Chrome production up 17% with **Record Ore production 3x**
- **Highest EBITDA margin ~9.6x**

FACOR is reviving its project for another furnace to increase production by 60 ktpa

VEDANTA LIMITED – Q2 FY2022 INVESTOR PRESENTATION 20

Strategy to Enhance Long Term Value Continue Focus on World Class ESG Performance Augment Our Reserves & Resources Base Delivering on Growth Opportunities Optimise Capital Allocation & Maintain Strong Balance Sheet Operational Excellence and Cost Leadership

Finance Update Ajay Goel Acting Chief Financial Officer VEDANTA LIMITED INVESTOR PRESENTATION Q2 FY2022

Financial snapshot Q2 FY 2022 Revenue EBITDA EBITDA Margin 1 Attributable PAT (before exceptional items) ₹ 30,048 cr ₹ 10,582 cr 40% 4,644cr Up 44% y-o-y Up 62% y-o-y Industry leading margin Up 486% y-o-y ROCE 2 Cash and Cash equivalents ND ND/EBITDA c.26% ₹ 30,650 cr 20,389cr 0.5x Up ~345 bps Q-o-Q Strong liquidity position Lower 26% y-o-y Lowest in last 4 years 1. Excludes custom smelting at Copper Business. 2. ROCE is calculated as EBIT net of tax outflow divided by average capital employed.

(In crore) Market & Regulatory 1,199 crore Aluminum 1,069 Zinc, Lead & Silver 116 Oil & Gas 175 Iron & Steel 46 HZL,ZI 114 Copper 60 IOB 47 Al (84) HZL,ZI (405) IOB (115) Al 254 Al (199) HZL,ZI (178) IOB (54) ESL (89) Cairn (22) EBITDA Bridge (Q2 FY2022 vs. Q1 FY2022)

(In crore) Market & Regulatory 5,439 crore Al 4,145 Zinc, Lead & Silver 1,058 Cairn 635 Iron & Steel 900 HZL,ZI (521) TSPL (123) Al 360 Cairn 74 HZL, ZI 149 IOB 46 Al (45) 11,971 Al (984) HZL,ZI (121) Iron & Steel (162) Cairn (93) 6,530 EBITDA Bridge (Q2 FY2022 vs. Q2 FY2021)

Net Debt for Q2 FY2022 (In ₹ crore) (Incl Buyer’s credit) Capex Net Debt 30th Sep’21 Net Debt 30th Jun’21 Dividend Translation & Others* *Others incl. movement in restricted cash Inventory, Debtors & Others 360 Creditors/ Customers Advance 1,059

Balance Sheet and Debt Breakdown Net Debt / EBITDA – lowest in last 4 years Liquidity: – Cash and cash equivalents at 30,650 crore Net Interest: Interest Income  –   Returns ~4.8%. Interest Expense –  Maintained ~8.2% Average term debt maturity at ~3.5 years Credit Rating: CRISIL rating at AA- with positive outlook India ratings at AA- with stable outlook Debt breakdown as of 30th Sep 2021 (in $bn) ( in 000’ Cr) Term debt 6.5 48.1 Working capital 0.2 1.8 Short term borrowing 0.1 1.1 Total consolidated debt 6.9 51.0 Cash and Cash Equivalents 4.1 30.7 Net Debt 2.7 20.4 Debt breakup ($6.9bn) - INR Debt 89% - USD / Foreign Currency Debt 11% Debt Breakdown (as of 30th Sep 2021)

Full year Capex guidance ROCE1 2.4 2.8 2.0 2.8 ~1.8 ~2.2 ~1.6 ~5% ~15% ~17% ~13% ~11% ~19% ~26% Capex and Returns Profile Growth CAPEX Profile, $bn 0.7 1.0 1.2 1.5 FCF pre capex, $bn 1. ROCE is calculated as EBIT net of tax outflow divided by average capital employed 0.7 1.2 1.1

VEDANTA LIMITED INVESTOR PRESENTATION Q2 FY2022 Appendix

FY 2022 Guidance

Segment	Production and COP	Revised Production and COP
Zinc India	Mined Metal and Finished Metal: 1,025 – 1,050 Kt Silver: c. 720 tonnes COP: < $1,000/t excluding royalty	No change in Production COP: < $1,075/t excluding royalty
Zinc International	BMM: ~70 – 80 Kt Gamsberg: 190-210 kt COP: $1,100/t - $1,200/t	No Change in Production COP: $1,200/t - $1,300/t
Oil & Gas	Average Gross Volume: 175-185 kboepd; Opex: c. $8/boe	Average Gross Volume: 165-175 kboepd; Opex: c. $9/boe
Aluminium	Alumina: 1.8 – 2.0 Mtpa Aluminium: 2.1 - 2.2 Mtpa COP*: $ 1,475 – 1,575/t	No Change in Production COP*: $ 1,675 – 1,775/t
Power	TSPL plant availability: >80%	No Change
Iron Ore	Karnataka (WMT): >5 Mtpa Pig Iron: 850 - 900 Ktpa Goa: To be updated on re-start of operations	No change
ESL	Hot Metal – c 1.3 Mtpa	No Change
Copper - India	To be updated on re-start of operations	No Change

**Hot Metal COP*

VEDANTA LIMITED – Q2 FY2022 INVESTOR PRESENTATION 30

Income Statement

Depreciation & Amortization

- Y-o-Y higher majorly on account of project capitalization at Oil & Gas and Aluminium and higher ore production at Zinc business.

Finance Cost

- Lower finance cost primarily on account of lower average borrowings.

Investment Income

- Lower Q-o-Q majorly on account of Mark to Market movement and one time gain in Q1 FY'22.
- Lower Y-o-Y majorly on account of Mark to Market movement and change in investment mix.

Taxes

- The normalized ETR is 26% that shows no variance to ETR for Q1 FY22 (excluding tax on exceptional items)

In ₹ Crore	Q2 FY'22	Q2 FY'21	Q1 FY'22
Revenue from operations	30,048	20,804	28,105
Other operating income	353	303	308
EBITDA	**10,582**	**6,530**	**10,031**
Exploration cost write off	(51)	-	(96)
Depreciation & amortization	(2,118)	(1,938)	(2,124)
Finance Cost	(1,066)	(1,312)	(1,182)
Investment Income	579	607	726
Exchange gain/(loss)	(74)	30	(50)
Exceptional item Credit/(Expense)	(46)	95	(134)
Tax (Charge)/Credit	(2,010)	(2,337)	(1,935)
Tax credit/(charge) on exceptional items	16	(33)	47
PAT before exceptional items	**5,842**	**1,581**	**5,369**
Profit/(Loss) After Taxes	5,813	1,642	5,282
Attr. profit before exceptional items	**4,644**	**792**	**4,280**
Attr. Profit/(Loss) After Taxes	4,615	824	4,224
Minorities % (after exceptional items)	21%	50%	20%

Note: *Previous period figures have been regrouped or re-arranged wherever necessary to conform to the current period's presentation*

VEDANTA LIMITED – Q2 FY2022 INVESTOR PRESENTATION

31

Project Capex

(In $ mn)

Capex in Progress	Status	Approved Capex[3]	Spent up to 31 Mar'21[4]	Spent in H1 FY2022[4]	Unspent as at 30 Sep 2021[5]
Cairn India[1] – Mangala Infill, Liquid handling, Bhagyam & Aishwariya EOR, Tight Oil & Gas, OALP etc		2,459	1,028	85	1,346
Aluminium Sector					
Jharsuguda 1.25mtpa smelter	Line 3: Fully capitalised Line 4: Fully Capitalised Line 5: Fully capitalised Line 6: Phase-wise capitalisation	3,216	2,961	39	217
Lanjigarh Refinery (Phase II) – 5mtpa		1,563	927	28	609
BALCO	Smelter Capacity Expansion Rolled Product Expansion	835	2	2	831
Zinc India					
Mine expansion	Ongoing	2,077	1,770	13	293
Others		261	165	2	94
Zinc International					
Gamsberg Mining Project[2]	Completed Capitalisation	400	390	7	3
Copper India					
Tuticorin Smelter 400ktpa	Project is under Force Majeure	717	198	-	519
Avanstrate					
Furnace Expansion and Cold Line Repair		74	54	8	12
Capex Flexibility					
Metals and Mining					
Skorpion Refinery Conversion	Currently deferred till Pit 112 extension	156	14	0	142

1. *Capex approved for Cairn represents Net capex, however Gross capex is $3.4 bn.*
2. *Capex approved for Gamsberg $400mn excludes interest during construction.*
3. *Is based on exchange rate at the time of approval.*
4. *Is based on exchange rate at the time of incurrence*
5. *Unspent capex represents the difference between total capex approved and cumulative spend as on 30th Sep 2021.*

VEDANTA LIMITED – Q2 FY2022 INVESTOR PRESENTATION

32

Entity Wise Cash and Debt

(In ₹ crore)

Company	Sep 30, 2021			Jun 30, 2021			Sep 30, 2020		
	Debt	Cash & Cash Eq[4]	Net Debt[4]	Debt	Cash & Cash Eq[4]	Net Debt[4]	Debt	Cash & Cash Eq[4,5]	Net Debt[4,5]
Vedanta Limited Standalone	30,462	1,697	28,765	27,788	2,246	25,542	32,790	1,609	31,181
Cairn India Holdings Limited[1]	2,792	2,064	727	2,821	2,000	821	3,616	4,615	(1,000)
Zinc India	4,559	23,662	(19,103)	6,653	23,902	(17,249)	9,798	27,635	(17,837)
Zinc International	134	477	(344)	178	460	(282)	309	251	58
BALCO	1,953	1,640	313	2,791	1,661	1,130	3,897	430	3,466
Talwandi Sabo	7,292	369	6,923	7,284	225	7,059	7,797	182	7,615
Vedanta Star Limited[2]	-	-	-	-	-	-	-	-	-
Others[3]	3,848	741	3,108	4,064	824	3,240	4,552	415	4,137
Vedanta Limited Consolidated	**51,040**	**30,650**	**20,389**	**51,579**	**31,318**	**20,261**	**62,759**	**35,138**	**27,621**

Notes: Debt numbers are at Book Value and excludes inter-company eliminations.

1. *Cairn India Holdings Limited is a wholly owned subsidiary of Vedanta Limited which holds 50% of the group's share in the RJ Block*
2. Vedanta Star limited, 100% subsidiary of VEDL which owns 95.5% (FY19: 90%) stake in ESL
3. *Others includes MALCO Energy, CMT, VGCB, Electrosteel, Fujairah Gold, FACOR, Vedanta Limited's investment companies and ASI.*
4. *CIHL does not include ICL to VRL. Balance as on 30th Sep'21 is $749mn.*
5. *Opening Net Debt and Cash & Cash Eq has been restated.*

VEDANTA LIMITED – Q2 FY2022 INVESTOR PRESENTATION 33

Funding Sources and Term Debt Maturities Diversified Funding Sources for Term Debt of $6.5bn (as of 30th Sep 2021) Note: USD–INR: 74.21 on 30th Sep 2021 Term debt of $4.0bn at Standalone and $2.5bn at Subsidiaries, total consolidated term debt $6.5bn Term Debt Maturities : 48,135 Cr ($6.5bn) (as at 30th Sep’21)

Segment Summary – Zinc India

vedanta transforming elements

Production *(in '000 tonnes, or as stated)*	Q2			Q1	H1
	FY 2022	FY 2021	% change YoY	FY2022	FY 2022
Mined metal content	**248**	**238**	**4%**	**221**	**470**
Integrated metal	**209**	**237**	**(12)%**	**236**	**445**
Refined Zinc – Integrated	162	180	(10)%	188	350
Refined Lead – Integrated[1]	47	57	(18)%	48	95
Refined Saleable Silver - Integrated (in tonnes)[2]	152	203	(25)%	161	313
Financials *(In ₹ crore, except as stated)*					
Revenue	5,897	5,491	7%	6,323	12,220
EBITDA	3,281	2,912	13%	3,508	6,789
Zinc CoP without Royalty (₹ /MT)	83,208	68,200	22%	79,000	80,991
Zinc CoP without Royalty ($/MT)	1,124	919	22%	1,070	1,096
Zinc CoP with Royalty ($/MT)	1,529	1,234	24%	1,463	1,495
Zinc LME Price ($/MT)	2,991	2,335	28%	2,916	2,955
Lead LME Price ($/MT)	2,340	1,873	25%	2,128	2,237
Silver LBMA Price ($/oz)	24.4	24.3	-	26.7	25.5

1. *Excludes captive consumption of 1,977 tonnes in Q2 FY 2022 vs 1,786 tonnes in Q2FY 2021 & 1,611 tonnes in Q1 FY 2022. H1 FY2022 was 3,588 tonnes*
2. *Excludes captive consumption of 11.3 tonnes in Q2 FY 2022 vs 10.2 tonnes in Q2 FY 2021 & 8.9 tonnes in Q1 FY 2022 . H1 FY2022 was 20.2 tonnes*

VEDANTA LIMITED – Q2 FY2022 INVESTOR PRESENTATION

35

Segment Summary – Zinc International  Production (in’000 tonnes, or as stated) Q2 Q1 H1 FY 2022 FY 2021 % change YoY FY2022 FY 2022 Mined metal content- BMM                16            16  3%           15            31  Mined metal content- Gamsberg               39            35  10%           46            85  Total               55            51  8%           61          115  Financials (In Crore, except as stated) Revenue 1,044 632 65% 1,119 2,164 EBITDA  299 261 15% 401 699 CoP – ($/MT)           1,390       1,310  6%      1,258       1,321  Zinc LME Price ($/MT)           2,991       2,335  28%      2,916       2,955  Lead LME Price ($/MT)           2,340       1,873  25%      2,128       2,237

Segment Summary – Oil & Gas OIL AND GAS (boepd) Q2 Q1 H1 FY 2022 FY 2021 % change YoY FY2022 FY 2022 Average Daily Gross Operated Production (boepd) 165,327 165,045 - 164,899 165,114 Rajasthan 141,766 132,296 7% 139,798 140,787 Ravva 14,282 21,610 (34)% 14,662 14,471 Cambay 9,279 11,139 (17)% 10,440 9,856 Average Daily Working Interest Production (boepd) 106,707 102,216 4% 105,863 106,288 Rajasthan 99,236 92,607 7% 97,858 98,551 Ravva 3,213 4,862 (34)% 3,299 3,256 Cambay 3,712 4,456 (17)% 4,176 3,942 KG-ONN 2003/1 546 291 88% 530 538 Total Oil and Gas (million boe) Oil & Gas- Gross operated 15.2  15.2  - 15.0  30.2  Oil & Gas-Working Interest 9.8  9.4  4% 9.6  19.5  Financials (In crore, except as stated) Revenue 2,892 1,666 74% 2,485 5,377 EBITDA 1,384 794 75% 1,064 2,448 Average Oil Price Realization ($ / bbl) 71.3  41.9  70% 66.9  69.1  Brent Price ($/bbl) 73.5 43.0  71% 68.8 71.2

Segment Summary – Oil & Gas OIL AND GAS (boepd) Q2 Q1 H1 FY 2022 FY 2021 % change YoY FY2022 FY 2022 Average Daily Production Gross operated 165,327 165,045 - 164,899 165,114   Oil 138,121 142,150 (3)% 139,978 139,044   Gas (Mmscfd) 163 137 19% 150 156 Non-operated- Working interest 546 291 88% 530 538 Working Interest 106,707 102,216 4% 105,863 106,288 Rajasthan (Block RJ-ON-90/1)           Gross operated 141,766 132,296 7% 139,798 140,787   Oil 118,466 115,757 2% 119,837 119,148   Gas (Mmscfd) 140 99 41% 120 130 Gross DA 1 125,274 120,620 4% 122,840 124,064 Gross DA 2 16,312 11,396 43% 16,776 16,543 Gross DA 3 180 280 (36)% 182 181 Working Interest 99,236 92,607 7% 97,858 98,551 Ravva (Block PKGM-1)           Gross operated 14,282 21,610 (34)% 14,662 14,471   Oil 12,215 17,151 (29)% 11,767 11,992   Gas (Mmscfd) 12 27 (56)% 17 15 Working Interest 3,213 4,862 (34)% 3,299 3,256 Cambay (Block CB/OS-2)           Gross operated 9,279 11,139 (17)% 10,440 9,856   Oil 7,440 9,242 (19)% 8,374 7,905   Gas (Mmscfd) 11 11 - 12 12 Working Interest 3,712 4,456 (17)% 4,176 3,942 Average Price Realization             Cairn Total (US$/boe) 69.7 38.5 81% 63.9 66.8 Oil (US$/bbl) 71.3 41.9 70% 66.9 69.1 Gas (US$/mscf) 10.2 2.9 - 7.8 9.1

Segment Summary – Aluminium

Particulars (in'000 tonnes, or as stated)	Q2			Q1	H1
	FY 2022	FY 2021	% change YoY	FY2022	FY 2022
Alumina – Lanjigarh	**511**	**462**	**11%**	**482**	**993**
Total Aluminum Production*	**570**	**473**	**21%**	**549**	**1,118**
Jharsuguda-I	138	131	6%	137	275
Jharsuguda-II*	285	200	42%	267	553
245kt Korba-I	67	66	1%	66	133
325kt Korba-II	79	75	6%	78	158
Financials *(In ₹ crore, except as stated)*					
Revenue	12,119	6,395	90%	10,263	22,382
EBITDA – BALCO	1,110	428	-	972	2,082
EBITDA – Vedanta Aluminium	3,537	1,237	-	2,753	6,290
EBITDA Aluminum Segment	**4,647**	**1,665**	-	**3,725**	**8,372**
Alumina CoP – Lanjigarh ($/MT)	282	227	24%	258	270
Alumina CoP – Lanjigarh (₹ /MT)	20,900	16,800	24%	19,000	20,000
Aluminium CoP – ($/MT)	1,647	1,288	28%	1,526	1,588
Aluminium CoP – (₹ /MT)	121,900	95,600	28%	112,600	117,300
Aluminum CoP – Jharsuguda ($/MT)	1,611	1,245	29%	1,486	1,550
Aluminium CoP – Jharsuguda(₹ /MT)	119,300	92,400	29%	109,600	114,500
Aluminum CoP – BALCO ($/MT)	1,752	1,390	26%	1,640	1,696
Aluminium CoP – BALCO (₹ /MT)	129,700	103,200	26%	120,900	125,300
Aluminum LME Price ($/MT)	2,648	1,704	55%	2,400	2,528

** Including trial run production of 7.6 kt in Q2 FY2022 and 0.1 kt in Q2 FY2021.For Q1 FY2022, it was 2.1 kt. In H1 FY2022 9.7 kt was trial run production.*

VEDANTA LIMITED – Q2 FY2022 INVESTOR PRESENTATION
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Aluminium profitability Q1 FY22 $/t Q2 FY22 98 102 285 1,104 684 2,400 73 69 2,542 (664) (499) (363) (64) 951 (132) (284) 535 1,526 1,647

Segment Summary – Power  Particulars (in million units) Q2 Q1 H1 FY 2022 FY 2021 % change YoY FY2022 FY 2022 Total Power Sales 2,904 3,998 (27)% 2,716 5,620 Jharsuguda  760              807  (6)%            545            1,305  BALCO 199              418  (52)%            409          608  HZL Wind Power         155          107  45%           134          289  TSPL 1,790 2,666 (33)% 1,628 3,418 Financials (in crore except as stated) Revenue 1,276 1,860 (33)% 1,225 2,501 EBITDA 264 471 (35)% 346 610 Average Cost of Generation( /unit) ex. TSPL 2.21 2.17 2% 2.29 2.24 Average Realization ( /unit) ex. TSPL 3.04 3.14 (3)% 3.28 3.16 TSPL PAF (%) 60% 81% - 59% 59% TSPL Average Realization ( /unit) 3.70 4.18 (11)% 3.82 3.76 TSPL Cost of Generation ( /unit) 3.06 3.32 (8)% 2.78 2.92

Segment Summary – Iron Ore

Particulars *(in million dry metric tonnes, or as stated)*	Q2			Q1	H1
	FY 2022	FY 2021	% change YoY	FY2022	FY 2022
Sales	**1.3**	**1.5**	**(12)%**	**1.7**	**3.0**
Goa	0.1	0.2	(43)%	0.4	0.5
Karnataka	1.2	1.3	(9)%	1.3	2.5
Production of Saleable Ore	**1.3**	**1.5**	**(11)%**	**1.4**	**2.7**
Goa					
Karnataka	1.3	1.5	(11)%	1.4	2.7
Production ('000 tonnes)					
Pig Iron	208	186	12%	202	410
Financials *(In ₹ crore, except as stated)*					
Revenue	1,492	878	70%	1,576	3,068
EBITDA	559	256	-	762	1,321

Segment Summary – Steel

Particulars *(in '000 tonnes, or as stated)*	Q2			Q1	H1
	FY 2022	FY 2021	% change YoY	FY2022	FY 2022
Total Production	293	260	12%	289	582
Pig Iron	38	74	(49)%	52	90
Billet	59	6	-	24	84
TMT Bar	66	66	(1)%	89	155
Wire Rod	90	81	11%	92	183
Ductile Iron Pipes	40	34	17%	31	72
Financials (In ₹ crore, except as stated)					
Revenue	1,443	931	55%	1,241	2,684
EBITDA	71	188	(58)%	224	295
Margin ($/t)	32	94	(66)%	115	71

VEDANTA LIMITED – Q2 FY2022 INVESTOR PRESENTATION 42

Segment Summary – FACOR* Segment Summary – Copper Business  Particulars (in ‘000 tonnes, or as stated) Q2 Q1 H1 FY 2022 FY 2021 % change YoY FY2022 FY 2022 Total Production Ore Production 24 11 - 123 147 Ferrochrome Production 19 17 10% 18 38 Financials (In crore, except as stated) Revenue 210 118 78% 170 380 EBITDA 93 6 - 62 155 Margin ($/t) 655 48 - 424 537  Production (in ’000 tonnes, or as stated) Q2 Q1 H1 FY 2022 FY 2021 % change YoY FY 2022 FY 2022 Copper - Cathodes 30 25 19% 28 58 Financials (In crore, except as stated) Revenue 3,560 2,904 23% 3,499 7,059 EBITDA (38) (11) - (106) (145) Copper LME Price ($/MT) 9,372 6,519 44% 9,700 9,531 *Vedanta acquired Ferro Alloys Corporation Limited (“FACOR”) on Sep 21,2020. Previous period numbers are memorandum information for the purpose of performance evaluation of the company.

Sales Summary Sales volume Q2 FY2022 Q2 FY2021 Q1 FY2022 H1 FY2022 Zinc-India Sales       Refined Zinc (kt) 164 181 187 352 Refined Lead (kt) 47 57 49 95 Total Zinc-Lead (kt) 211 238 236 447 Silver (tonnes) 152 203 160 312 Zinc-International Sales Zinc Refined (kt) - - - - Zinc Concentrate (MIC) 45 44 53 98 Total Zinc (Refined+Conc) 45 44 53 98 Lead Concentrate (MIC) 9 8 7 16 Total Zinc-Lead (kt) 54 52 60 114 Aluminium Sales Sales - Wire rods (kt) 74 86 71 146 Sales - Rolled products (kt) 8 8 7 16 Sales - Busbar and Billets (kt) 118 62 107 225 Total Value-added products (kt) 200 155 186 386 Sales - Ingots (kt) 376 314 348 724 Total Aluminium sales (kt) 577 469 534 1,110

Sales Summary

Sales volume	Q2 FY 2022	Q2 FY 2021	Q1 FY 2022	H1 FY 2022
Iron-Ore Sales				
Goa (Mn DMT)	0.1	0.2	0.4	0.5
Karnataka (Mn DMT)	1.2	1.3	1.3	2.5
Total (Mn DMT)	1.3	1.5	1.7	3.0
Pig Iron (kt)	207	182	196	404
Copper-India Sales				
Copper Cathodes (kt)	2	1	4	6
Copper Rods (kt)	31	37	24	55
Total Steel Sales (kt)	**302**	**271**	**265**	**566**
Pig Iron	40	73	50	90
Billet	69	7	16	85
TMT Bar	67	70	83	150
Wire Rod	89	87	85	173
Ductile Iron Pipes	38	34	30	68
FACOR sales[1]				
Ferrochrome (kt)	19	18	20	39

Sales volume Power Sales (mu)	Q2 FY 2022	Q2 FY 2021	Q1 FY 2022	H1 FY 2022
Jharsuguda	760	807	545	1,305
TSPL	1,790	2,666	1,628	3,418
BALCO	199	418	409	608
HZL Wind power	155	107	134	289
Total sales	**2,904**	**3,998**	**2,716**	**5,620**
Power Realisations (INR/kWh)				
Jharsuguda 600 MW	2.60	2.60	2.67	2.63
TSPL[2]	3.70	4.18	3.82	3.76
Balco	3.97	3.94	3.82	3.87
HZL Wind power	3.99	4.03	4.08	4.03
Average Realisations[3]	**3.04**	**3.14**	**3.28**	**3.16**
Power Costs (INR/kWh)				
Jharsuguda 600 MW	2.43	2.31	2.70	2.54
TSPL[2]	3.06	3.32	2.78	2.92
Balco	2.54	2.22	2.23	2.33
HZL Wind power	0.70	0.92	0.78	0.73
Average costs[3]	**2.21**	**2.17**	**2.29**	**2.24**

1. Vedanta acquired Ferro Alloys Corporation Limited ("FACOR") on Sep 21,2020. Previous period numbers are memorandum information for the purpose of performance evaluation of the company.
2. Based on Availability.
3. Average excludes TSPL

VEDANTA LIMITED – Q2 FY2022 INVESTOR PRESENTATION

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Currency and Commodity Sensitivities Commodity prices – Impact of a 10% increase in Commodity Prices Commodity H1 FY 22 Average price Impact on EBITDA ($mn) Oil ($/bbl) 71 33 Zinc ($/t) 2,955 119 Aluminium ($/t) 2,528 236 Lead ($/t) 2,237 22 Silver ($/oz) 25 27 Foreign Currency - Impact of ₹ 1 depreciation in FX Rate Currency Increase in EBITDA INR/USD ~ 850 crore / year

Awards & Recognition in Q2 FY22

Name of Awards	Category/ Recognition	Recipient (Business Unit)
Legal Team of the Year	India Legal Awards 2021	Cairn Oil and Gas
Gold and Silver award	CII National Kaizen competition	Vedanta Ltd., IOK
Most Sustainable Company in Mining Industry for 2021	World Finance Magazine	Hindustan Zinc
Diamond Award in Superior Achievement in Reputation Management Category for 'Mission Kalahandi: Zero Poverty, Zero Hunger' Campaign	South Asian SABRE Awards	Aluminium Business
Gold Award In Mining and Extractive Industries Category for 'Mission Kalahandi: Zero Poverty, Zero Hunger' Campaign	South Asian SABRE Awards	Aluminium Business
3 Certificates of Excellence	South Asian SABRE Awards	Aluminium Business
Runner-up in 'Best HR Practices in Leadership Development' Award (2021) at the 5th National HR Circle Competition	Confederation of Indian Industry (CII)	Vedanta Ltd., Jharsuguda
Runner Up in 'SDG 5: Gender Equality' category for Subhalaxmi Co-op project at the BRICS SDG Awards 2021	BRICS India Business Council	Vedanta Ltd., Jharsuguda
10th Exceed CSR Awards 2021	"Livelihood Projects" in Steel Sector by Sustainable Development Foundation and supported by Mistry of Forest, Environment & Climate Change (MoEF & CC), Government of India	ESL

VEDANTA LIMITED – Q2 FY2022 INVESTOR PRESENTATION

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Group Structure


Vedanta Resources Ltd
79.4%
65.2%
Konkola Copper Mines (KCM)
Vedanta Ltd
Divisions of Vedanta Limited
Sesa Iron Ore
Sterlite Copper
Power (600 MW Jharsuguda)
Aluminium (Odisha aluminium and power assets)
Cairn Oil & Gas*
Subsidiaries of Vedanta Ltd
64.9%
51%
100%
100%
95.5%
Zinc India (HZL)
Bharat Aluminium (BALCO)
Zinc International (Skorpion -100% BMM & Gamsberg-74%)
Talwandi Sabo Power (1,980 MW)
Electrosteels Steel limited
Listed entities
Unlisted entities

Note: Shareholding as on Sep 30, 2021
**50% of the share in the RJ Block is held by a subsidiary of Vedanta Ltd*

VEDANTA LIMITED – Q2 FY2022 INVESTOR PRESENTATION
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Results Conference Call Details Results conference call is scheduled at 6:00 PM (IST) on Oct 29, 2021. The dial-in numbers for the call are given below: Event Telephone Number Earnings conference call on Oct 29, 2021 (Friday) from 6:00 - 7:00 PM (IST) Universal Dial-In +91 22 6280 1114 +91 22 7115 8015 India National Toll Free 1 800 120 1221 International Toll Free     Canada       01180014243444 Hong Kong       800964448 Japan       00531161110 Netherlands       08000229808 Singapore       8001012045 UK       08081011573 USA       18667462133 International Toll     HongKong       +852 30186877 Japan       +81 345899421 Singapore       +65 31575746 SouthAfrica       +27 110623033 UK       +44 2034785524 USA       +1 3233868721 Online Registration Link https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=0645594&linkSecurityString=27762ec70 Call Recording Will be available on website 30th Oct’21 onwards